3/5/03

03012775

UF 3-3-03

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UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2003

SEC FILE NUMBER
8-48711

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TradeStation Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8050 SW 10th Street, Suite 2000
(No. and Street)

Plantation	FL	33324
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gabriel Ricciardelli (954) 652-7703
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – if individual, state last, first, middle name)

777 South Flagler Drive, Suite 1200	West Palm Beach	Florida	33401
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

MAR 13 2003

OATH OR AFFIRMATION

I, Gabriel Ricciardelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradeStation Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Financial & Operations Principal
Title

Notary Public

Loren Costantino
Commission # DD 061681
Expires Nov. 4, 2005
Bonded Thru
Atlantic Bonding Co., Inc.

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (i) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☑ (j) An Oath or Affirmation.
- ☐ (k) A copy of the SIPC Supplemental Report.
- ☑ (l) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (m) Exemptive Provision Rule under 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

0302-0398862

TRADESTATION SECURITIES, INC. AND SUBSIDIARY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Ernst & Young

Ernst & Young LLP
Suite 700
100 Northeast Third Avenue
Fort Lauderdale, Florida 33301-1166

Phone: (954) 888-8000
www.ey.com

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To TradeStation Securities, Inc.:

We have audited the accompanying consolidated statement of financial condition of TradeStation Securities, Inc. (a Florida corporation and wholly-owned subsidiary of TradeStation Group, Inc.) and subsidiary as of December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of TradeStation Securities, Inc. and subsidiary as of December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Fort Lauderdale, Florida,
February 3, 2003.

0302-0398922

TRADESTATION SECURITIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS		
Cash and cash equivalents	$	12,905,511
Receivables from clearing brokers		751,220
Other receivables		78,640
Securities owned		66,000
Prepaid expenses		143,978
Property and equipment, net		525,966
Due from Group companies		961,895
Other assets		112,808
TOTAL ASSETS	$	15,546,018
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued liabilities	$	4,275,971
Income taxes payable		132,698
Capital lease obligation		28,768
		4,437,437
COMMITMENTS AND CONTINGENCIES (Notes 11 and 12)		
SHAREHOLDER'S EQUITY:		
Common stock, $1.00 par value; 1,000 shares authorized; 100 issued and outstanding		100
Additional paid-in capital		16,398,403
Accumulated other comprehensive loss		(35,400)
Accumulated deficit		(5,254,522)
TOTAL SHAREHOLDER'S EQUITY		11,108,581
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	15,546,018

The accompanying notes are an integral part of this consolidated financial statement.

TRADESTATION SECURITIES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

TradeStation Securities, Inc. (the "Company"), f/k/a onlinetradinginc.com corp., was incorporated in the State of Florida on September 7, 1995 and operates as a registered securities broker/dealer under the rules of the National Association of Securities Dealers ("NASD") and a futures broker under the rules of the National Futures Association ("NFA"). The Company is wholly owned by TradeStation Group, Inc. (the "Parent Company" or "Group") as a result of the December 29, 2000 merger with TradeStation Technologies, Inc. f/k/a Omega Research, Inc., (the "Merger"). The Company is headquartered in Plantation, Florida and has a branch office in Ohio. During the year ended December 31, 2002, the Company closed branch offices in Florida, Massachusetts and Pennsylvania. The consolidated statement of financial condition includes the accounts of Direct Xchange Securities, Inc., also a securities broker/dealer.

The Company services its securities customer accounts through Bear, Stearns Securities Corp. and its futures customer accounts through Refco, LLC (collectively, the "Clearing Firms") on a fully disclosed basis. The Clearing Firms provide services, handle the Company's customers' funds, hold securities and remit monthly activity statements to the customers on behalf of the Company. In the Consolidated Statement of Financial Condition, the receivables from the clearing brokers relate to commissions earned by the Company for trades executed by the Clearing Firms on behalf of the Company.

Principles of Consolidation

The consolidated statement of financial condition includes the accounts of Direct Xchange Securities, Inc., a wholly owned subsidiary of the Company. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments purchased with an original maturity of three months or less. Cash and cash equivalents consist primarily of cash and money market funds held at clearing brokers, financial institutions and banks.

Cash of $349,656 has been segregated in a bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, receivables from clearing brokers, securities owned, and accounts payable and accrued liabilities approximate fair value as of December 31, 2002.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Owned

Securities are carried at market value. At December 31, 2002, the Company held an investment in the Nasdaq Stock Market, Inc., which had a market value of $66,000. In accordance with Statement of Financial Accounting Standard ("SFAS") No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, management has currently designated these securities as available-for-sale. Unrealized holding losses have been excluded from earnings and reported in other comprehensive income as required for available-for-sale securities.

Property and Equipment

Furniture, equipment and leasehold improvements are recorded at cost and depreciated over the estimated useful lives of those assets using the straight-line method. Leasehold improvements are stated at cost and are amortized over the lesser of their estimated useful lives or lease terms.

Impairment of Long-Lived Assets

The Company evaluates long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment losses are recognized if the carrying amount exceeds the sum of the undiscounted cash flows estimated to be generated by those assets. The amount of impairment loss is calculated as the amount by which the carrying value exceeds fair value. No impairment occurred in 2002.

Income Taxes

The Company accounts for income taxes in accordance with the SFAS No. 109, *Accounting for Income Taxes*, which requires that deferred income tax balances be recognized based on the differences between the financial statement and income tax bases of assets and liabilities using the enacted tax rates. For the year ended December 31, 2002, the Company will be included in the consolidated Federal and Florida income tax returns of the Parent Company.

In accordance with the provisions of SFAS No. 109, the Company provided a full valuation allowance for its deferred income tax assets. See NOTE 8 – INCOME TAXES.

Recent Accounting Standards

The Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets* effective on January 1, 2002. SFAS No. 142 addresses financial accounting and reporting for intangible assets acquired individually or with a group of other assets, and for goodwill and other intangible assets subsequent to their acquisition. Goodwill and intangible assets with indefinite useful lives will no longer be subject to amortization, but will be subject to at least an annual assessment for impairment by applying a fair value-based test. The impairment loss is the amount, if any, by which the implied fair value of goodwill is less than the carrying or book value. The adoption of SFAS No. 142 did not have any impact on the Company's consolidated statement of financial condition.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company adopted SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* on January 1, 2002. SFAS No. 144, which supercedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be disposed of,* and APB No. 30, *Reporting the Results of Operations – Reporting the Effects of the Disposal of a Segment Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,* establishes a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. SFAS No. 144 retains the provisions of APB No. 30 for presentation of discontinued operations in the statement of operations, but broadens the presentation to include a component of an entity. The adoption of SFAS No. 144 did not have any impact on the Company's consolidated statement of financial condition.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123.* SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted the additional disclosure requirements as of December 31, 2002. See Stock-Based Compensation above.

In July 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 nullifies Emerging Issues Task Force Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).* SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The Company does not believe that the adoption of SFAS No. 146 will have a material impact on its consolidated statement of financial condition.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2002, the Company had net capital of $8,316,414, which was $8,043,895 in excess of its required net capital of $272,519 and the ratio of aggregate indebtedness to net capital was .49 to 1.

NOTE 3 – 401(k) PLAN

The Company participates in the Parent Company's defined contribution 401(k) plan (the "401(k) Plan") which provides retirement benefits. Employees become eligible based upon meeting certain service requirements. Matching of employee contributions is discretionary as defined in the 401(k) Plan.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2002:

		Estimated Useful Lives (Years)
Computers, software and equipment	$ 773,839	3 – 5
Furniture and fixtures	197,837	5 – 7
Leasehold improvements	52,414	5 – 8
Total cost	1,024,090	
Less: Accumulated depreciation	(498,124)	
Property and equipment, net	$ 525,966	

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company has a License and Support Agreement (the "Agreement") with TradeStation Technologies, Inc. The terms of the Agreement require the Company to pay for the licensing of TradeStation 6 plus promotion, support and other services. The Company is charged a monthly licensing fee for each customer using TradeStation 6 and a monthly fee for customer and technical support. These costs totaled $9,713,550 and $600,000, respectively, for the year ended December 31, 2002. The Agreement also calls for the Company to pay a monthly fee for information technology services, which totaled $180,000 for the year ended December 31, 2002.

For the year ended December 31, 2002, the Company paid the Parent Company $6,400,000 in dividends from available cash.

The amount due from Group companies represents the net amount of various transactions, including amounts due under the Agreement. These amounts are non-interest bearing, have no defined repayment terms and are expected to be repaid primarily through future services performed by the Parent Company on behalf of the Company.

NOTE 6 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities at December 31, 2002 consist of the following:

Accounts payable	$ 848,521
Accrued liabilities:	
Research fees	333,006
Payroll and related accruals	366,287
Clearing deposits	416,732
Clearing and other transaction costs	143,510
Estimated loss on sublease	732,839
Uninsured loss reserves	750,000
Consulting and professional fees	250,000
Other	435,076
	$ 4,275,971

NOTE 7 – CAPITAL LEASE OBLIGATION

The Company has a capital lease for office furniture, computer equipment and a phone system. The 36-month lease requires monthly payments of $8,646 and a final purchase price of 7% of the original invoice amounts.

As of December 31, 2002, future minimum payments are as follows:

2003 payments (including final payment)	$ 29,122
Less: amount representing interest	(354)
Capitalized lease obligation	$ 28,768

NOTE 8 - INCOME TAXES

Prior to the effective date of the Merger, TradeStation Technologies and the Company were separate tax-paying entities. Subsequent to the Merger, the Parent Company, including its wholly-owned subsidiaries, TradeStation Technologies and the Company, began filing consolidated Federal and Florida income tax returns.

On a stand-alone basis, NASD reporting requires a broker/dealer to record any income tax liability based upon the Company's operations, even though the Company is part of consolidated tax returns. In 2002, management believes that the Parent Company and subsidiaries will have no income tax liability, and therefore, upon the filing of the income tax returns, the majority of the Company's income taxes payable will be remitted to the Parent Company.

NOTE 8 - INCOME TAXES (continued)

In accordance with the requirements of SFAS No. 109, the Parent Company established a full valuation allowance against its deferred tax asset at December 31, 2001. At December 31, 2002, temporary differences between the reported amounts in the financial statements and the tax bases of assets and liabilities that give rise to a net deferred income tax asset, for which a full valuation continues to be recorded, relate to the following:

Accounts payable and accrued liabilities	$ 506,970
Property and equipment	(43,634)
Total deferred tax asset	463,336
Less: Valuation allowance	(463,336)
Net deferred income tax asset	$ -

NOTE 9 - IMPAIRMENT AND SALE OF INTANGIBLE ASSETS

During 2001, based upon the decision to sell accounts that do not meet the requirements of the Company's active and institutional trader business model, the Company recorded a non-cash charge of $1,043,383 to reduce the carrying value of these intangible assets to their estimated fair value. Fair value, which was determined by a qualified independent appraiser, was determined to be $712,500. During the second quarter of 2002, the Company sold these intangible assets for $1,000,000 in cash, and recorded a gain on the sale of $287,500.

NOTE 10 - CONCENTRATIONS AND CREDIT RISKS

Financial Instruments With Off-Balance Sheet Risk

The Company's customer securities and futures activities are transacted on either a cash or margin basis. In margin transactions, the Company may be obligated for credit extended to its customers by the Company's Clearing Firms, subject to various regulatory and Clearing Firms margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company also executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with its Clearing Firms' requirements as well as various regulatory requirements. The Company and its Clearing Firms monitor required margin levels daily and, pursuant to such guidelines, require the customers to deposit additional collateral or to reduce positions when necessary.

NOTE 10 - CONCENTRATIONS AND CREDIT RISKS (continued)

The customer financing and securities settlement activities require the Company's Clearing Firms to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customers obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities with counterparties, primarily broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

In October 2002, the Company received information about alleged fraudulent conduct by an executive of a company that referred individual accounts (the "Referral Company") to TradeStation Securities. The executive of the Referral Company was authorized to trade on behalf of such individuals (the "Referred Account Holders") and allegedly issued fraudulent account statements to them. The Referred Account Holders incurred several million dollars of trading losses, in the aggregate, during the time the executive of the Referral Company traded on their behalves. On February 2, 2003, the Referral Company communicated to TradeStation Securities in writing that it believes TradeStation Securities shares responsibility for some or all of the alleged losses incurred by the Referred Account Holder and/or the Referred Company and wishes to make an amicable settlement. The Referral Company further stated that if an amicable settlement is not reached it intends to initiate legal action of some kind against TradeStation Securities in the United States. The Company believes the Referral Company's claims are without merit and, to date, no legal action has been commenced against the Company by any of the Referred Account Holders or the Referral Company.

The Company is also engaged in routine litigation or other dispute resolution proceedings, such as arbitration, incidental to, and part of the ordinary course of, its business (two arbitrations are currently pending, one claiming $250,000 in actual damages and $250,000 in punitive damages, and one claiming $310,000 in damages).

The Company does not believe that the ultimate outcome of any of the above legal matters or claims will result in a material adverse effect on its consolidated financial position, results of operations or cash flows.

NOTE 11 - COMMITMENTS AND CONTINGENCIES (continued)

Based upon its assessment of the potential risks and benefits, the Company decided, as of June 1, 2002, to no longer carry errors or omissions insurance that covers third-party claims made by brokerage clients or software subscribers as a result of alleged human or system errors, failures, acts or omissions. This decision was made due to significant increases in premium rates, deductibles and coinsurance amounts, reductions in available per occurrence and aggregate coverage amounts, and the unavailability of policies that sufficiently cover the types of risks that relate to the Company's business.